EXHIBIT 99.1

11 April 2019

Update to Technical Guidance for 2018/19

National Grid updates its 2018/19 technical guidance ahead of entering close period on 16 April 2019.

Underlying earnings per share

Underlying earnings per share are in line with our expectations, with higher operating costs in our US business offset by lower finance costs.

Our US business incurred higher costs associated with our significant gas pipe replacement programme, the costs of safely restoring service to customers in Rhode Island following low gas supply into our distribution system in January, as well as increased minor storm costs. These higher than anticipated operating costs were offset by approximately £100m lower interest costs, which benefited from non-recurring items and lower than anticipated RPI-driven costs of index-linked debt.

Headline earnings per share

Headline earnings per share include timing and major storm impacts, which are expected to be equal and offsetting.

Timing impacts:

Full year results will reflect US timing over-recoveries of around $290m. On a Group basis timing is a net benefit to headline earnings per share of approximately 2p. Such timing differences have no impact on long-term financial performance, and any incremental benefit will be returned to customers in future years.

Major storm costs:

We expect remediation costs associated with major storms to amount to around 2p on headline earnings per share. These costs are recoverable in future financial years.

National Grid will publish its full year results for 2018/19 on Thursday 16 May 2019.

Notes:

‘Underlying’ represents statutory results excluding exceptional items, remeasurements, timing and major storm costs.

‘Headline’ represents statutory results excluding exceptional items and remeasurements.

Investors and Analysts

Aarti Singhal	+44 (0) 20 7004 3170 (d)	+44 (0) 7989 492 447 (m)
Will Jackson	+44 (0) 20 7004 3166 (d)	+44 (0) 7584 206 578 (m)
Tom Edwards	+44 (0) 20 7004 3460 (d)	+44 (0) 7976 962 791 (m)
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Media

Sean Kemp

CAUTIONARY STATEMENT

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s (the Company) financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘aims’, ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control, predict or estimate precisely, such as changes in laws or regulations, including any arising as a result of the United Kingdom's exit from the European Union, announcements from and decisions by governmental bodies or regulators, including proposals relating to new price controls and the separation of the role of the UK electricity system operator as well as increased political and economic uncertainty; the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions including the impact of major storms as well as the results of climate change, due to counterparties being unable to deliver physical commodities, or due to the failure of or unauthorised access to or deliberate breaches of National Grid’s IT systems and supporting technology; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, including those related to investment programmes and internal transformation, cost efficiency and remediation plans; and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid’s borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries’ transactions such as paying dividends, lending or levying charges; inflation or deflation; the delayed timing of recoveries and payments in National Grid’s regulated businesses and whether aspects of its activities are contestable; the funding requirements and performance of National Grid’s pension schemes and other post-retirement benefit schemes; the failure to attract, develop and retain employees with the necessary competencies, including leadership skills, and any significant disputes arising with National Grid’s employees or the breach of laws or regulations by its employees; the failure to respond to market developments, including competition for onshore transmission, the threats and opportunities presented by emerging technology, development activities relating to changes in the energy mix and the integration of distributed energy resources; and the need to grow the Company’s business to deliver its strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity, including assumptions in connection with the Company’s sale of the remaining Cadent stake. For further details regarding these and other assumptions, risks and uncertainties that may impact National Grid, please read the Strategic Report section and the ‘Risk factors’ on pages 193 to 196 of National Grid’s most recent Annual Report and Accounts, as updated by National Grid’s unaudited half-year financial information for the six months ended 30 September 2018 published on 8 November 2018. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement.